July 25, 2014

VIA EDGAR

Jeffrey P. Riedler, Assistant Director
United States Securities and Exchange Commission
Washington, D.C. 20549

Re: DanDrit Biotech USA, Inc. (the “Company”, “we”, “us”, “our”) Registration Statement on Form S-1 Filed February 14, 2014, Amendment No. 1 to Registration Statement on Form S-1 Filed March 31, 2014, Amendment No. 2 to Registration Statement on Form S-1 Filed May 16, 2014, Amendment No. 3 to Registration Statement on Form S-1 Filed June 23, 2014 and Amendment No. 4 to Registration Statement on Form S-1 Filed July 3, 2014; File No. 333-193965

Dear Mr. Riedler:

This letter is in response to the comments contained in the Staff’s letter to the Company, dated July 21, 2014 (the “Comment Letter”), concerning the Registration Statement on Form S-1 (File No. 333-193965) (the “Registration Statement”) filed with the Securities and Exchange Commission (the “Commission”) on February 14, 2014, as amended on March 31, 2014, May 16, 2014, June 23, 2014 and July 3, 2014. We have filed an amendment to the Registration Statement (the “Amendment”) concurrently with this letter incorporating and/or responding to the requested changes. Capitalized terms used but not defined herein shall have the meaning for such terms as defined in the Amendment.

Management’s Discussion and Analysis of Financial Condition and Results of Operations
Results of Operations
Comparison of the years ended December 31, 2013 and December 31, 2012
Expenses, page 32

1.             Refer to your response to our prior comment 4. Please reverse the order of the amounts for 2013 and 2012 in your discussion for consulting expenses to appropriately match amounts with the respective year.  Also, expand the last sentence of the discussion to explain what you mean by “prepare the Danish subsidiary.”

The Company has revised its disclosure on page 32 of the Amendment to reverse the order of the amounts and to expand the last sentence of the discussion to clarify its original language as referred to in the comment above.

Our Business
Our Proposed Clinical Trial, page 36

2.            We note your disclosure on page 36 that you plan to file an IND application with the FDA by the end of 2014.  Please also disclose when you plan to begin enrolling patients for your Phase IIb/III trial in stage IV colorectal cancer.  In your response to this and our other comments, please indicate in the response itself how the revisions you make comply with the comment.

The initial Phase IIb/III trials are currently contemplated to be initiated in Italy.  Following the initial closing of the offering described in the Registration Statement, we intend to file an Investigational Medicinal Product Dossier (IMPD) in Italy which is required to obtain a clinical trial authorization (CTA) to begin trials in any European state.  The IMPD and CTA review and approval process is anticipated to take approximately two-three months, and we anticipate that patients will begin to be enrolled for the Phase IIb/III trials in Italy in October or November of 2014.  We anticipate filing an IND application with the FDA by the end of 2014 to initiate the process to permit manufacturing capability of MCV in the U.S. and to include U.S. patients in the PhaseIIb/III trials.  Once an IND application has been filed, we believe that we will be able to expand the PhaseIIb/III trials initiated in Italy to the U.S. but cannot estimate at this time when we will be able to begin enrolling U.S. patients.  We have revised pages 2, 36 and 53 of the Amendment to clarify when we anticipate that we will begin enrolling patients in our Phase IIb/III trials in Europe and in the U.S.

3.             Please explain to the lay reader the meaning of an “adaptive seamless” clinical trial.

The traditional drug clinical development is a sequence of independent trials or phases where each phase has a different research objective, such as determining the maximum toxicity point at which the drug can be administered (Phase I), assessing dosing requirements (Phase IIa) and determining efficacy at a prescribed dose (Phase IIb). Each phase of the drug development may also have a different group of randomized participants.  A trial that is designed as an adaptive seamless clinical trial refers to a trial that combines the objectives of what are typically separate trials into a single uninterrupted trial with multiple objectives.  Usually, the patient participants in an adaptive seamless trial are constant and monitored through the course of the various phases and are not re-randomized except for new enrollments.  While an explanation of the term was described on page 50 of the Registration Statement, we have revised our disclosure on page 1 where the concept of an adaptive seamless design is first mentioned.

Clinical Trials Data and Product Approvals, page 42

4.            We note your revised disclosure in this amendment that “both of the CRC trials and the NSCLC trial were all investigator-initiated and DanDrit was neither sponsor nor investigator in either case.” Please amend your registration statement to identify the investigator(s) and sponsor(s).  Additionally, please delete all references throughout the filing that state that you have conducted clinical trials. For example, you state in a risk factor on page 11 “[w]e have conducted…one or more of our clinical trials outside of the United States” and you make similar claims in Management’s Discussion and Analysis of Financial Condition and Results of Operations.

Our focus to date has been on ensuring that the disclosure with respect to the results and findings of the trials have been accurately disclosed and since the identification of who the sponsor and principal investigator are in each trial is in our opinion, incidental, as compared to the findings or results of the trials. However, in response to the Staff’s comment we have reevaluated and confirmed our specific role in each of the noted trials to date.  As a result we have amended our filing on pages 42, 45 and 46 to provide as follows:

CRC Trials

Phase I/II Trial at Gentofte Hospital, Denmark – Completed, November 2004 – April 2006 (the “Denmark CRC Trial”)

The Denmark CRC Trial was an investigator sponsored trial.  The principal investigator and sponsor of the Denmark CRC Trial was Dr. Anders Fischer, a recognized specialist in surgical oncology in Demark and the department head of the Dept. of Surgical Gastroenterology at Copenhagen University Hospital in Gentofte, who received a grant to fund the trials provided by the Aase & Einar Danielsen Foundation.  Dr. Jacob Rosenberg, a professor and surgeon, working in the Dept. of Surgical Gastroenterology at Copenhagen University and Dr. Mogen Claesson, a director of DanDrit designed the trial and proposed it to Dr. Fischer to act as sponsor and principal investigator. Certain DanDrit staff, including Dr. Rosenberg and Dr. Claesson, as well as two employees of DanDrit Denmark at the time of the study  closely collaborated with the researchers at Gentofte Hospital responsible for the day to day work of the study  with respect to the study design, analysis and interpretation of data obtained in the Denmark CRC Trial.  In addition, the patents and proprietary knowledge of DanDrit and its employees were utilized in connection with the analysis and interpretation of the data that resulted from the study. The results and findings of the trial were published in established scientific journals (Phase I study: J Exp Clin Cancer Res. 2006 Jun;25(2):201-6., Phase II study, clinical data: Oncol Rep. 2008 Dec;20(6):1305-11., Immunological data: Acta Oncol. 2009;48(8):1157-64.), which were co-authored by Dr. Rosenberg, Dr. Claesson and the two other DanDrit staff researchers.

Phase II at the National Cancer Centre, Singapore – Completed, November 2005 – March 2007 (the “Singapore CRC Trial”)

The Singapore CRC Trial was sponsored and financially supported by the Singapore National Cancer Center (SNCC).  The principal investigator of the Singapore CRC Trial was Dr. Han Chong Toh, a recognized specialist in medical oncology in Singapore. While Dandrit Denmark was not sponsor of the trial, it assisted in the design and proposal of the trial to the SNCC and Dr. Toh and allowed its patents and proprietary knowledge to be used.  Dr. Claesson and two other DanDrit employees collaborated with the researchers at the Singapore National Cancer Center, with respect to the study design and the analysis and interpretation of data obtained from the Singapore CRC Trial. Similar to the Denmark CRC Trial, the results and findings of the Singapore CRC trial were published in recognized scientific journals (Clinical results: Clin Cancer Res. 2009 Dec 15;15(24):7726-7736., Immunological data: Vaccine. 2009 Dec 11;28(2):542-7.)  that was co-authored by Dr. Claesson and the two other employees of DanDrit Denmark that collaborated with the researchers at the SNCC.

NSCLC Trial

Phase II at Herlev Hospital, Denmark – Completed, January 2006 – September 2009 (the “NSCLC Trial”)

The NSCLC Trial was sponsored and financially supported by DanDrit Denmark and the trials were conducted with Quintiles A/S (“Quintiles”) and ACRO Nordic A/S (“ACRO”) as  contract research organizations (CROs). The principal investigator was Dr. Anders Mellemgaard, the head of the Department of Lung Medicine at Herlev Hospital. Dr. Claesson and three other DanDrit employees worked and collaborated with the researchers at the Herley Hospital with respect to study design and the analysis and interpretation of data obtained from the NSCLC Trial.  The results of the trial were published in a recognized scientific journal (World Journal of Vaccines, 2013, 3, 68-76) in a paper that was co-authored by Dr. Claesson and the three other DanDrit employees  that collaborated with the NSCLC Trial researchers.

In addition, we have revised pages 1, 29 and 36 to clarify the disclosure regarding conducting clinical trials in response to Comment 4.

5.           Where you state on pages 42 and 45 that DanDrit participated in the MCV clinical trials of CRC and MCRC, respectively, at the University Hospital of Copenhagen, please clarify the precise manner and extent of the company’s participation.

We believe the reference to the acronym “MCRC” is intended to refer to the NSCLC Trial.  We refer the Staff to our response herein to Comment 4 of the Comment Letter, which we believe is responsive to this Comment 5.  We have revised pages 42 and 45 of the Amendment to clarify our precise role in connection with the CRC and NSCLC trials.

6.             Please explain the relationship, if any, of DanDrit to the investigators and sponsors of the original CRC and NSCLC studies.  In addition, explain why DanDrit, as a participant in these studies, is unable to access the clinical data and discuss the company’s efforts, if any, to obtain such data.  In your revised disclosure, please makes clear the chronology of events in the development and testing of MCV and the point at which DanDrit’s involvement began. If DanDrit acquired any third-party rights or property in order to develop and market the drug, please specify this as well.

DanDrit did not acquire any third-party rights or property in order to develop and market MCV. MCV was developed in 2001 as a result of the combined efforts of DanDrit researchers and employees.  DanDrit owns the patents and other intellectual property, such as the related trademarks, copyrights and commercial secrets, including the production process and know-how associated with MCV and its production and development and used in the clinical trials that have been conducted to date, including those trials that have not been sponsored by DanDrit. As described above in comment 4 , employees and affiliates of DanDrit were co-authors with the principal investigators of each of the CRC and NSCLC clinical trials and therefore closely collaborated with the researchers of each study from the initiation and design phases of the study through completion.  In the case of the DanDrit CRC Trial, Dr. Jacob Rosenberg, a director of DanDrit Denmark, was also  a professor and surgeon in the Department of Surgical Gastroenterology in the Copenhagen University Hospital, where the trial was conducted.

While DanDrit employees and affiliates were closely involved in each of the studies, the case report files are typically maintained by the sponsor. As a result, with respect to any trial for which DanDrit is not a sponsor, any clinical data that it obtained is generally limited to the resulting published papers produced upon completion of the trial, as the case report files (“CRF”) are retained by the sponsor. As the sponsor, we have access to the CRF’s and data associated with the NSCLC Trial. In an effort to effectively respond to the Staff’s comments in connection with this Registration Statement, we have been able to request and obtain copies of the CRF’s from the sponsor of the Singapore CRC Trial. We have also requested copies of the CRF’s from the Denmark CRC Trial, however, we have not been able to receive such copies as of the date of this filing.

DanDrit’s rights to develop and market MCV are derived from its ownership of the patents and other intellectual property noted above.  Each of the Denmark and Singapore CRC Trials were sponsored for academic research purposes and the sponsors and researchers that were involved in the trials did not obtain any third-party rights to develop and market MCV.

The Company has amended the Registration Statement on pages 42, 45 and 46 of the Amendment to explain the relationship of the investigators to the sponsors as well as to more fully explain the chronology of the development and testing of MCV on pages 1 and 36 of the Amendment and does not believe that any other revisions to its disclosure are required in response to this comment.

7.            Given the fact that DanDrit did not sponsor any of the clinical trials discussed in your prospectus, and the extent of your involvement in these trials is unclear, please discuss how this may negatively impact your eventual application for marketing approval, including whether you are able and if you intend to present the results of the CRC trials and the NSCLC trials to the FDA.

As described herein, DanDrit has clarified its prior response and revised its filing to indicate that it did not sponsor the CRC trials but it did sponsor the NSCLC Trial, as well as to more specifically clarify our involvement or association with respect to these trials. In addition, as noted above, as of the date of this letter we have in our possession the CRF’s associated with the NSCLC and Singapore CRC Trial and hope to obtain copies of the CRF’s in connection with the Denmark CRC Trial. We do intend to present all data that is available to us, when we file our IND application with the FDA.  While DanDrit was not the sponsor or principal investigator for all of the trials, it was significantly involved in the design of the study and the analysis and interpretation of the data all three studies,  and therefore believes that any weight applied to the CRC Trials and NSCLC Trial in connection with the company’s IND application will be focused on the results and data derived from the studies and disclosed in published papers or otherwise reflected in the CRF’s rather than the specific details with respect to the level of our participation. In addition, the Company believes that the data received in connection with the Phase IIB/III trials to be initiated in Italy, will have the greatest weight applied in connection with the Company’s IND application anticipated to be filed with the FDA.  We do not believe that any additional disclosures to the Amendment are required in response to this comment.

8.            We note your response to our prior comment 6. However, you have not provided any revised disclosure in response to the comment regarding the CRC Denmark clinical trial. You state on page 43 that “there was a significantly lower [SF-36 questionnaire] score towards the end of the [CRC Denmark] study concerning ‘general health perception’ (p=0.006) and ‘vitality’ (p=0.011).  The p-values indicate that these results were statistically significant and therefore likely non-random.  If, as you state on page 44, lower scores on the SF-36 Global Health Score questionnaire reflect more, rather than less, disability, please provide the raw SF-36 scores to which you refer, specify precisely when these scores were observed during the study and explain what, if any, conclusions or inferences can be drawn from these results.

As explained above, the Company does not have access to the CRF’s in connection with the Denmark CRC Trial and therefore cannot provide the raw SF-36 scores requested or specify precisely when these scores were observed as such information was not provided in the published papers with respect to this study.  The Company has, however, clarified its disclosure in the Amendment to more clearly explain that there was more variance in the p-values towards the end of the study with respect to the ‘general health perception’ and ‘vitality’ parameters while all other parameters remained stable. In the analysis used for the QOL testing in the Denmark CRC Trial, a p-value below 0.05 indicates that there was variation throughout the observation period (rather than an increase or decrease). A p-value above 0.05 indicates that the QOL values were stable throughout the observation period.  The Company does not believe that any significant information can be inferred from the variation observed, even if statistically significant, with respect to these two parameters as it would have been anticipated that these extremely sick patients with a progressive disease would have resulted in variations in QOL over the course of the study.  For this same reason, it is, however, more significant that six of the eight parameters showed stability as it can be inferred that the treatment had a positive impact on the QOL of patients.

We have revised pages 43 and 44 of the Amendment to more clearly explain the impact of the results.

9.             In your discussion of the CRC trial in Denmark, you state on page 44 that “DanDrit used the SF-36 Global Health Score questionnaire to evaluate patients’ quality of life…”  In your discussion of the NSCLC trial in Denmark, you state that “DanDrit designed the trial as an open-label, phase II clinical study.”  In light of your revised disclosure that you did not sponsor any of the discussed clinical trials and that you do not have access to the original data for the trials, please ensure that information regarding your participation in each clinical trial, including but not limited to your role in designing the trials, is accurate.

The Company has revised its disclosure in the Amendment on pages 1, 29, 36, 45 to ensure accurate and precise disclosure.

Colorectal Cancer (CRC) in Singapore, page 46

10.           Please define the term “t-test” and explain its role in determining statistical results. Please also explain, in layman’s terms, the meaning of “comparing baseline with each time point.”

A “t-test” is a statistical analysis used to determine whether there is a statistical difference between averages or means of a group with a small sample size.

The “baseline” is a starting point from which a comparison can be made and is typically established prior to the beginning of a study as a point of comparison for monitoring and evaluating data at various point in a study.  The term “comparing baseline with each time point” refers to the comparison of data at a defined point in time against the originally established “baseline”.

The Company has revised its disclosure on page 46 of the Amendment to define the term “t-test” and explain its role in determining statistical results.  The Company has also revised its disclosure on page 46 to explain in layman’s terms, the meaning of comparing baseline with each time point.

 11.          Please define the term “Bonferroni correction” and explain how this would have affected the global health score.

The Bonferroni correction is a method used to correct the problem of multiple comparisons which refers to the false indication of an increased likelihood of a rare event occurring as a result of multiple comparisons. It is considered the simplest and most conservative method to control the probability of making one or more false discoveries. When correcting the p-value with Bonferroni, an indication of statistical significance may be underestimated, because the Bonferroni correction is regarded as a very conservative correction method. If the Bonferroni method is not used to correct p-values with multiple comparison pints, there is an indication that p-values may have been over-estimated. Thus, when p-values in the study were determined not to be significant without the application of Bonferroni correction methods, issue of correction versus not correction becomes irrelevant.  The Company  has revised the Amendment on pages 46 to remove the reference to Bonferroni correction as it is not relevant to this discussion.

In filing the Amendment the Company acknowledges that:

•            should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•            the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•            the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We hope that we have adequately addressed your comments in this letter.  If you have additional comments, we ask that you address them to David N. Feldman, Esq.  His direct telephone number is (212) 931-8700 and his e-mail address is dfeldman@richardsonpatel.com.

Very truly yours,

DANDRIT BIOTECH USA, INC.

By:	/s/ Eric Leire
Eric Leire
Chief Executive Officer and President